EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE	DATE: April 27, 2005

Acheson, Alberta – North American Energy Partners announced today that it priced its offering of 9% Senior Secured Notes due 2010. Gross proceeds of the offering will be US$60,481,000. The closing for the sale of the notes, scheduled for May 10, 2005, is subject to various conditions precedent, including that a new revolving credit facility will be finalized. The new senior secured notes and the new revolving credit facility will replace the company’s existing senior secured bank credit facility that provides for both term notes and a revolving facility. For the last several months, the company has been operating under a series of waivers from lenders under its existing senior secured bank credit facility waiving noncompliance with various financial covenants contained in the existing senior secured bank credit facility.

The sale of the new senior notes being issued has not been registered under the Securities Act of 1933 or under the securities laws of any jurisdiction. They are being offered only to qualified institutional buyers (as defined in Rule 144A under the Securities Act), to persons outside the United States under Regulation S of the Securities Act and to a limited number of institutional “accredited investors” within the meaning of Rule 501(a)(1), (2), (3) or (7) of the Securities Act. Accordingly, the notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

North American Energy Partners is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.

For more information, contact:

Bernie Robert

Assistant Treasurer, North American Energy Partners Inc.

(780) 960 – 2266

brobert@nacg.ca

This news release contains forward-looking statements. Although the company believes that its expectations are based on reasonable assumptions, no assurance can be given that its goals will be achieved. Any number of factors and uncertainties, many of which are beyond the company’s control, could cause actual results to differ materially from those contemplated by such forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements are enumerated in the company’s reports on Form 6-K filed with the United Stated Securities and Exchange Commission. Undue reliance should not be placed upon forward-looking statements, and the company undertakes no obligation to update those statements.